GLOBAL corporate compliance

06017947

October 11, 2006

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Perfect Fry Corporation
File No. 82-1609

Please accept for filing the following documents that include information required to be made public:

1. Interim Management's Discussion and Analysis for the period ended July 31, 2006
2. CEO Certification for the period ended July 31, 2006
3. CFO Certification for the period ended July 31, 2006
4. Interim Financial Statements for the period ended July 31, 2006
5. CEO Certification for the period ended July 31, 2006 (re-filed)

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

SEC MAIL RECEIVED PROCESSING
OCT 23 2006
WASH. D.C. 186 SECTION

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-1609

PERFECT FRY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
NINE MONTHS ENDED JULY 31, 2006 and 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Gary G. Calderwood
President and Chief Executive Officer

Darlene Cowper
Chief Financial Officer

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS

	July 31, 2006 (Unaudited) $	October 31, 2005 $
CURRENT ASSETS		
Cash and cash equivalents	-	-
Accounts receivable	860,027	747,300
Inventories (Note 2)	1,218,686	923,423
Prepaid expenses	37,927	10,111
	2,116,640	1,680,834
PROPERTY, PLANT AND EQUIPMENT (Note 3)	1,345,295	1,384,994
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	1,254,284	1,217,282
	4,716,219	4,283,110

LIABILITIES AND SHAREHOLDERS' EQUITY

	July 31, 2006 (Unaudited) $	October 31, 2005 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	241,336	71,373
Accounts payable and accrued liabilities	359,868	248,601
Current portion of long term debt (Note 6)	26,545	28,924
	627,749	348,898
LONG TERM DEBT (Note 6)	691,553	709,426
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,406,046	1,413,546
Retained earnings	1,990,871	1,811,240
	3,396,917	3,224,786
	4,716,219	4,283,110

Subsequent Event (Note 7)
Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three months ended July 31,		Nine Months ended July 31,	
	2006 (Unaudited) $	2005 (Unaudited) $	2006 (Unaudited) $	2005 (Unaudited) $
REVENUE (Note 9)	1,165,316	1,068,351	3,206,951	2,757,435
EXPENSES				
Cost of goods, selling and administration	1,046,741	833,436	2,875,597	2,414,636
Interest				
Long term debt	10,481	8,970	28,472	28,743
Other	7,059	6,066	18,097	16,048
Amortization				
Property, plant and equipment	21,000	27,000	63,000	81,000
Deferred product development costs	9,000	12,000	27,000	36,000
Foreign exchange (gain)	(19,960)	9,628	7,534	(40,273)
Total expenses	1,074,321	897,100	3,019,700	2,536,154
NET EARNINGS	90,995	171,251	187,251	221,281
RETAINED EARNINGS, beginning of period	1,899,876	1,519,495	1,811,240	1,502,580
Premium on acquisition of common shares (Note 7)	-	-	7,620	33,115
RETAINED EARNINGS, end of period	1,990,871	1,690,746	1,990,871	1,690,746
EARNINGS PER SHARE	0.01	0.02	0.02	0.02

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended July 31,		Nine Months ended July 31,	
	2006 (Unaudited) $	2005 (Unaudited) $	2006 (Unaudited) $	2005 (Unaudited) $
CASH PROVIDED BY (USED IN):				
OPERATIONS				
Net earnings	90,995	171,251	187,251	221,281
Items not affecting cash				
Amortization of property, plant and Equipment	21,000	27,000	63,000	81,000
Amortization of deferred product development costs	9,000	12,000	27,000	36,000
	120,995	210,251	277,251	338,281
Changes in non-cash working capital				
Accounts receivable	71,911	(77,606)	(112,727)	66,284
Inventory	(185,677)	(15,276)	(295,263)	(386,468)
Prepaid expenses	34,946	(11,967)	(27,816)	(23,122)
Accounts payable and accrued liabilities	33,145	(114,186)	111,267	(73,021)
	(45,675)	(219,035)	(324,539)	(416,327)
	75,320	(8,784)	(47,288)	(78,046)
INVESTING				
Additions to property, plant and equipment	(7,919)	(8,316)	(23,301)	(51,225)
Additions to deferred product development Costs	(19,022)	(62,985)	(64,002)	(118,335)
	(26,941)	(71,301)	(87,303)	(169,560)
FINANCING				
Repayment of long term debt	(6,426)	(6,738)	(20,252)	(22,791)
Acquisition of common shares (Note 7)	-	-	(15,120)	(81,040)
	(6,426)	(6,738)	(35,372)	(103,831)
INCREASE (DECREASE) IN CASH POSITION	41,953	(86,823)	(169,963)	(351,437)
CASH, beginning of period	(283,289)	(261,726)	(71,373)	2,888
BANK INDEBTEDNESS, end of period	(241,336)	(348,549)	(241,336)	(348,549)
Cash Consists of:				
Cash and cash equivalents	-	-	-	-
Bank indebtedness	(241,336)	(348,549)	(241,336)	(348,549)
	(241,336)	(348,549)	(241,336)	(348,549)
Note:				
Interest paid	17,540	15,036	46,569	44,791
Income taxes paid	-	-	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JULY 31, 2006 AND 2005

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates. The interim financial statements, which were not subject to audit or review by the company's independent auditors, follow the same accounting policies and methods of computation as the audited financial statements for the year ended October 31, 2005. These unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended October 31, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than Nine Months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method

The Company reviews property, plant and equipment for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The Company reviews deferred product development costs for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JULY 31, 2006 AND 2005

1. SIGNIFICANT ACCOUNTING POLICIES cont'd

Measurement Uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.

Actual results may differ from these estimates.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. We provide for estimated warranty costs. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 9).

Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2004 the company adopted CICA handbook Section: AcG-15, Consolidation of Variable Interest Entities. The Company has determined there is no effect to the current or prior years due to the implementation of this section.

Effective November 1, 2003 the company adopted CICA handbook Sections: 1100, Generally Accepted Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870, Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect to the current or prior years due to the implementation of any of these sections.

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there will be no current effect in implementing this standard.

New Accounting Standards Not Yet Adopted

Effective November 1, 2006 the company will adopt the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments. The Company is presently evaluating the impact of these new standards.

Comparative Amounts

Certain of the comparative amounts have been reclassified to conform with the current year presentation.

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JULY 31, 2006 AND 2005

2. INVENTORIES

	July 31, 2006 $	October 31, 2005 $
Finished goods	442,139	370,772
Work in progress	33,854	47,124
Parts	742,693	505,527
	1,218,686	923,423

3. PROPERTY, PLANT AND EQUIPMENT

	July 31, 2006		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	840,240	96,378	743,862
Office and equipment	693,836	492,403	201,433
	1,934,076	588,781	1,345,295

	October 31, 2005		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	837,008	75,378	761,630
Office and equipment	673,767	450,403	223,364
	1,910,775	525,781	1,384,994

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	July 31, 2006 $	October 31, 2005 $
Deferred product development costs	2,384,254	2,320,252
Accumulated amortization	(1,129,970)	(1,102,970)
	1,254,284	1,217,282

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JULY 31, 2006 AND 2005

5. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $1,000,000. Advances under this facility bear interest at prime plus .50% per annum and are secured by the operating assets of the business.

6. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. It is repayable in monthly amounts of $5,636 (2005 - $5,236) which includes interest at 5.89% (2005 - 4.85%). The mortgage is secured by the land and building (Note 3), an assignment of rents, a general security agreement over specific assets and an assignment of insurance.

	July 31, 2006 $	October 31, 2005 $
Mortgage payable	718,098	738,350
Current portion	(26,545)	(28,924)
Long term debt	691,553	709,426

Principal repayments on the mortgage are as follows assuming future renewals at current rates:

	$
2006	26,545
2007	28,131
2008	29,813
2009	31,595
2010	33,483
2011 and thereafter	568,531
	718,098

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JULY 31, 2006 AND 2005

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

Nine Months ended July 31,	2006	2006	2005	2005
Issued and outstanding at beginning of period	9,469,156	$1,413,546	9,788,656	$1,461,471
Acquired and cancelled	(50,000)	(7,500)	(319,500)	(47,925)
Issued and outstanding at end of period	9,419,156	$1,406,046	9,469,156	$1,413,546

Normal Course Issuer Bid

Under the terms of a normal course issuer bid commenced on July 1, 2004, the Company acquired 319,500 shares at a total net cost of $81,040 prior to the termination of the contract on June 30, 2005. The excess of total net cost of the shares acquired over their historical cost, being $33,115, has been charged to retained earnings.

The Company commenced a normal course issuer bid on January 1, 2006, allowing it to purchase up to 473,458 common shares (5% of all common shares issued) for cancellation until its termination on December 31, 2006 or such earlier time as the bid is complete. At the time of writing, 53,500 shares have been acquired at a total net cost of $16,073. For the nine months ended July 31, 2006, the excess of the total net cost of the shares acquired over their historical cost, $7,620, has been charged to retained earnings.

8. COMMITMENT

The Company has an office equipment lease requiring payments of $458 per month until December 2009.

9. REVENUE

The Company's operations are conducted in one business segment, however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the three months ended July 31,	**2006**	**2005**
	$	**$**
USA	$707,676	747,268
Canada	229,551	214,260
International	215,123	93,401
	1,152,350	1,054,929
Other income	12,966	13,422
	1,165,316	$1,068,351

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JULY 31, 2006 AND 2005

9. REVENUE (cont'd)

Revenue for the Nine Months ended July 31,	2006 $	2005 $
USA	$2,046,003	1,915,051
Canada	624,744	568,454
International	497,381	236,395
	3,168,128	2,719,900
Other income	38,823	37,535
	3,206,951	$2,757,435

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, forward exchange contract (from time to time), accounts payable, accrued liabilities and long term debt.

Fair Values - The fair values of current financial instruments are estimated to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk - All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk - The Company earns a significant portion (68% in Fiscal 2005, 66% in Fiscal 2004) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. The Company mitigates these risks utilizing foreign exchange contracts (not considered hedges). In July 2006, the Company entered into an option dated foreign exchange contract to sell $250,000 US dollars over a three month period at a rate of 1.1313 USD/CAD. At the time of writing, the Company has sold $125,000 US under this contract.

Interest Rate Risk - The Company has interest bearing loans on which general interest rate fluctuations apply.

11. RELATED PARTY TRANSACTIONS

Certain directors are also distributors. All sales to these directors/distributors are in the normal course of operations, measured at the exchange amount and are subject to normal sales terms.

82-1609

Modified Form 52-109F2
Certification of Interim Filings

I Gary Calderwood, President and CEO, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the interim period ending April 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 21, 2006

"Gary Calderwood"
President and CEO

MANAGEMENT DISCUSSION & ANALYSIS

1 Date

September 29, 2006

2 Overall Performance

	2005	2004	2003	2002	2001
Current Assets	$1,680,834	$1,609,728	$1,573,787	$1,681,254	$1,684,928
Long Term Receivable	0	0	18,521	0	0
Property Plant & Equip	$1,384,994	1,415,206	1,307,917	155,010	155,088
Patents & Processes	$1,217,282	977,104	803,558	676,549	682,679
Total Assets	$4,283,110	4,002,038	3,703,783	2,512,813	2,522,695
Current Liabilities	$348,898	297,321	327,855	227,026	603,694
Long Term Liabilities	$709,426	740,666	765,823	0	0
Shareholder Equity	$3,224,786	2,964,051	2,610,105	2,285,787	1,919,001
Total Liabilities & Equity	$4,283,110	4,002,038	3,703,783	2,512,813	2,522,695

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top commercial deep-fryers and merchandisers for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

The primary product, the Perfect Fryer, is highly efficient, odorless, compact and requires no external ventilation systems. The fryer incorporates built-in odorless air filtration and UL listed fire prevention systems, both of which were designed by Perfect Fry. These systems lead the industry in effectiveness and quality.

The food equipment industry has been relatively stable in its regulations regarding ventilation since 1996. The industry is moving towards new and upgraded electronic and communication technologies; because of these protocols, design changes have been implemented for the long term future. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements.


PERFECT FRY COMPANY

The Company's investment in development continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety.

A direct result of the past five years, has been the development of the new PFA **RapidFry™**, recently introduced at the National Restaurant Association of the USA (NRA) Show in May 2005. The PFA **RapidFry™** is the first odorless, ventless and automated counter-top deep frying system with robotic entry and delivery of food product. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries in a single hour while it amazingly requires only 17 linear inches of counter-space. The PFA **RapidFry™** boasts up to 7200 watts of power, the most of any countertop ventless single basket deep fryer, while it's fully-automated, front-

MANAGEMENT DISCUSSION & ANALYSIS (cont'd)

loading, front-dispensing design makes it the most compact deep fryer of its kind.


PERFECT FRY COMPANY

The PFA **RapidFry™** design is based on a patented design which Perfect Fry introduced in the early 1990's. The PFA **RapidFry™** has more oil for better hold temperatures, more power to recover oil temperature, significant advancements in electronic capabilities and options for easier and more effective use of the equipment. The PFA **RapidFry™** gives all of these advantages along with many of the signature features of the PFC line including odorless technology, built-in fire suppression and advanced electronics.

In recognition of Perfect Fry's commitment to innovation and superior development activities, the Company was proud to receive the Kitchen Innovation Award for 2006 (www.restaurant.org/show/exhibitorlist/ki/index.cfm) presented by the NRA. This award is judged by a panel of industry leaders (www.restaurant.org/show/exhibitorlist/ki/ki_panel.cfm) who, without, compensation lend authenticity and depth to the value of the award.

The ability to create the new PFA **RapidFry™** was made possible by the previously developed upgraded fire suppression system which is another tangible result of the Company's development activities. This fire suppression system is now Underwriters Laboratories (UL) registered, giving the system unquestioned acceptance in all North American jurisdictions. All Perfect Fry equipment carries the CE (European Certification) and NSF (National Sanitation Foundation) listing marks for worldwide sales efforts. One of the efforts last year included working with the Florida State Fire Safety Board. The company expended $38,000 plus personnel time and travel for a registration mark, which included attending a board meeting of the state and to receive approval to sell in the state. As a result, the State will also amend their regulations and policies for the future allowing Perfect Fry equipment to be sold.

While these investments are long-term we believe they are essential for enhancing the intrinsic value of the Company. In addition to innovations in current products new and complementary products and accessories to further diversify and grow our markets and revenue will continue to be developed.



Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry has not discontinued any part of its ongoing operations, nor are any major acquisitions planned in the future. Perfect Fry operates as a single reportable operating segment, as defined in the CICA handbook.

MANAGEMENT DISCUSSION & ANALYSIS (cont'd)

3 Selected Annual Information

	Q3 06	2005	2004	2003	2002	2001
Revenue USA	$2,046,003	$2,565,744	$2,248,646	$2,270,466	$2,328,528	$1,499,615
Revenue Canada	624,744	830,809	707,654	535,033	761,831	638,493
Revenue International	497,381	401,550	434,454	797,325	479,586	322,325
Other Income	38,823	53,114	50,144	90,354	16,003	0
Total Revenue	3,206,951	3,851,217	3,440,898	3,693,178	3,585,948	2,460,433
Net Earnings (Loss)	187,251	341,775	353,946	324,318	366,786	(237,234)
Per Share	.02	.04	.04	.03	.04	(.02)
Total Assets	4,716,219	4,283,110	4,002,038	3,703,783	2,512,813	2,522,695
Long Term Liabilities	691,553	709,426	740,666	765,823	0	0

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

4 Results of Operations

Perfect Fry has recorded six consecutive quarters of sales over one million dollars. The sales have increased across the board in the USA, Canada and around the World. Again the exchange rate has negatively affected the company with a reduced average rate of 1.116 down from last year's average of 1.218 and last quarters average of 1.152. This represents lost net revenue of over $162,000 calculated on the difference between this years and last years average exchange rates. Given this change in exchange rate and the ever increasing cost of business the company continues to experience tightening margins. Efforts have been undertaken and will continue to find alternate ways to reduce the cost of inputs.

The chart here shows the decline in the exchange rate experienced over the past 3 years. The average rate of the exchange which the company experienced in 2004 was 1.314 as compared to 1.218 in 2005 and 1.141 for the first 9 months of 2006.


File View Chart Type Time Scale & Period Drawing Indicators Help
Updated: 10:34:31 AM
10:34:33 AM, 9/28/2006 ET
USD/CAD(1 day 3 yr.)
1.4000
1.3500
1.3000
1.2500
1.2000
1.1500
1.1109
09/01
01/03 2005
05/02
09/01
01/02 2006
05/01
09/01
H: 1.1127
L: 1.1087
C: 1.1109
PV: 1.4407


File View Chart Type Time Scale & Period Drawing Indicators Help
Updated: 10:49:27 AM
10:49:28 AM, 9/28/2006 ET
USD/CAD(1 day 1 yr.)
1.2000
1.1800
1.1600
1.1400
1.1200
1.1115
1.1000
11/01
01/02 2006
03/01
05/01
07/03
09/01
09/28/2006
H: 1.1127
L: 1.1087
C: 1.1115
PV: 1.1642

This second charts indicates the exchange rate decline experienced so far in 2006. The horizontal lines show a reduction from 1.162 experienced in the first quarter to 1.152 in the second quarter and 1.116 in

MANAGEMENT DISCUSSION & ANALYSIS (cont'd)

the third quarter.

Perfect Fry's results of operations have remained stable over the past four years with sales in the area of $3.5 million per year and net income of about 10% of revenue. Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax payable situation.

The Company commits to forward buying patterns when this appears to be advantageous. These forward buying patterns have had significant affect on overall cost of inputs in the past. The recent past has shown that controlling costs through hedging future purchases are significant. The increase in cost of inputs including steel and labor along with the lower exchange rate continues to reduce the net earnings of the company. Plans are being made to review pricing and discount strategy as well as look harder at cost reductions on inputs. As the Canadian dollar rises in value on international markets the company is looking elsewhere to find lower cost inputs.

Selling costs including advertising and promotional efforts have decreased in the third quarter after a higher second quarter. The second quarter is normally higher due to more trade shows occurring in this part of the year. Many of these costs are discretionary. Our effort in continuing to develop distributor relationships and promotion to chain accounts has not diminished.

General and administrative costs have risen slightly as may be expected in the economic environment in which the company operates. Our ability to hire and retain competent staff is more difficult. Even with these higher costs of administration, the cost as a percentage of fryers sold has decreased by 6% as compared to the second quarter.

Perfect Fry is experiencing significantly lower net cost of occupancy compared to prior years, due entirely to the new building. The cost of rent, taxes, operating costs and interest on the mortgage net of rental revenue have declined.

The sales results of the PFA RapidFry™ line of fryers are showing a nice increase as this line made up 60% of the company's revenue from fryers in the third quarter as compared to 41% in the second quarter and 44% in the first quarter. The Company had a significant number of backorders at the end of the second quarter. These backorders are mostly dealt with at the end of the third quarter.

5 Quarterly Results

($ in 000's – except per share amounts)

	2006			2005				2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Revenue	1165	1030	1012	1094	1068	1084	605	1024	696	754	967	876
Net Earnings (Loss)	91	33	63	120	171	106	(56)	235	5	40	74	129
Per Share	.01	0	.01	.01	.02	.01	0	.03	0	0	.01	.01

Overall sales strategy continues to focus on specialty distributors in the food equipment industry. This allows Perfect Fry to develop long term quality relationships. The risk is that the company relies on the efforts of these distributors to perform.

Competition in the marketplace has changed. A new competitor entered the US marketplace in February of 2004, which contributed to lower Perfect Fry revenue in the second and third quarters of 2004. We regained our momentum in the fourth quarter of 2004, and after a slower first quarter of 2005, the company has experienced six consecutive strong quarters through the end of April 2006. This is the first time that the company has recorded six consecutive quarters, each having revenue of more than a million dollars.

MANAGEMENT DISCUSSION & ANALYSIS (cont'd)

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to maintain our strong distributor relationships. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company feels strongly that the administrative cost of removing these barriers is easily offset by the efficiencies enjoyed by our distributors.

6 Liquidity

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long Term Debt	$718,098	$26,545	$57,944	$65,078	$568,531
Operating Lease	18,778	5,496	13,282		

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to steadily gain efficiencies through all periods of the year and inventory levels rise and fall as a normal course of business.

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Given potential sales growth, working capital fluctuations are stabilized by operating loans of up to $1,000,000 from bank financing. During normal company operations, working capital deficiencies have been supplied by bank financing. Only $349,000 of the operating loan facility has been used in the past two years.

The company showed a bank indebtedness of $348,549 in the third quarter of 2005 which is primarily the result of investing in more inventories to launch the new PFA RapidFry™ automated fryer product line. The inventory in the third quarter of 2006 is up to $1,218,686 compared to the 2005 year end of $923,423. Orders continued to be strong on all products in the third quarter. The company has built up inventory in the third quarter as delayed orders on raw materials were received. The company expects that the inventory levels in the future will average at $1.1 to $1.2 million which is expected to be funded by operating cash flows. The company has experienced back orders on the PFA model throughout the year. With the added inventory in the third quarter these back orders where almost completely filled.

Net working capital, defined as current assets less current liabilities, increased 11.18% or $156,640 from $1,331,936 (in 2005) to $1,488,576 (third quarter 2006). The company expects that investing activities in deferred product development costs will reduce during the coming year. Financing activities of common share acquisitions will only occur on a discretionary basis given positive cash position.

There are no restrictions in the movement of financial resources between the parent company and its' subsidiaries.

The Company does not have any defaults and is not in arrears with any accounts, nor does it have any large purchase obligations outstanding or planned.

7 Capital Resources

The Company has no future plans for significant capital expenditures. The building which now houses the Company has sufficient space for growth.



MANAGEMENT DISCUSSION & ANALYSIS (cont'd)

The Company uses ongoing cash flows to support research and development activities. There are currently no long term obligations except for the building mortgage. The company has no current plans to renovate or expand the building. Our research and development expenditures are solely for our own future vision and can be expanded or downsized depending on finances. The company expects that development expenditures will be lower in the near future as we consolidate our current product position.

8 Off-Balance Sheet Arrangements

The Company carries on the normal basis of business through purchase orders that in some cases will extend beyond the coming year. These purchase orders are not contracts with strict time frames. Price advantages can be taken of larger purchase quantities without locking in exact times of delivery. This provides us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company could cancel these orders without financial consequences.

Because Perfect Fry earns a significant portion of its operating revenues in US dollars, variation in exchange rates affect the Company's operating and financial results. The Company has and will continue to develop an ongoing strategy to reduce future exchange risks.

9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry, and Perfect Fry Holdings Ltd. which owns the land and building from which the Company operates.

Certain directors are also distributors. All sales to these directors/distributors are on normal sales terms. No other related parties exist apart from the directors/distributors.

10 Fourth Quarter Results

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors had a normal course issuer bid (NCIB), in 2005 during which the Company purchased for cancellation 319,500 shares at prices between $0.18 and $0.29 per share. From January 1, 2006 to December 31, 2006, the Company will continue with another NCIB, planning to purchase for cancellation up to a maximum of 473,458 or 5% of the outstanding stock of which 53,500 shares have been purchased at the time of writing. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. The share purchases will be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids.

12 Critical Accounting Estimates

The accounting process requires that management makes, and periodically reviews, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

MANAGEMENT DISCUSSION & ANALYSIS (cont'd)

13 Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2004 the company adopted CICA handbook Sections AcG-15, Consolidation of Variable Interest Entities. The Company has determined there is no effect on the current or prior years due to the implementation of this section.

Effective November 1, 2003 the company adopted CICA handbook Sections: 1100, Generally Accepted Accounting Principles, 1400, General Standards of Financial Presentation, 3110, Asset Retirement Obligations, 3870, Stock-Based Compensation and Other Stock-Based Payments and EIC-141, Revenue Recognition. The Company has determined there is no effect on the current or prior years due to the implementation of any of these sections.

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there will be no current effect in implementing this standard.

New Accounting Standards Not Yet Adopted

Effective November 1, 2006 the company will adopt the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments. The Company is presently evaluating the impact of these new standards.

14 Financial Instruments

There are no financial instruments that may be settled by the delivery of non-financial assets. There are no other financial instruments which have not been discussed in this document.

15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

16 Issued and Outstanding Common Shares

At present there are 9,419,156 (2005 – 9,469,156) shares outstanding which is net of 50,000 shares repurchased for cancellation.



The Benchmark of Ventless Deep Frying...

82-1609

Modified Form 52-109F2
Certification of Interim Filings

I Darlene Cowper, CFO, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the interim period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 29, 2006

"Darlene Cowper"
CFO

82-1609

Modified Form 52-109F2
Certification of Interim Filings

I Gary Calderwood, President and CEO, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the interim period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 29, 2006

"Gary Calderwood"
President and CEO